ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF JUNE 27, 2024

DATE AND TIME: On June 27, 2024, at 9:00 a.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The totality of the elected members, with the attendance of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

1. The creation of the Customer Experience Committee was approved, and its purpose will consist in the discussion of relevant matters and those of a significant impact to the experience of the customer, within the scope of the Board of Directors.

1.1. The Customer Experience Committee will report to the Company's Board of Directors and will be composed of at least three (3) and at most ten (10) members elected on an annual basis by the Board of Directors; and

1.2. Those nominated to serve on the Customer Experience Committee for the annual term of office that will be effective until the investiture of those elected in the meeting of this Board held after the Annual General Stockholders' Meeting of 2025 take office, are:

Chairman: CESAR NIVALDO GON, Brazilian, married, entrepreneur, bearer of Identity Card (RG-SSP/SP) No. 19.772.487-5, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 154.974.508-57, domiciled in the city and state of São Paulo at Rua Doutor Ricardo Benetton Martins, 1000, Prédio 23B, Polo II de Alta Tecnologia, CEP: 13086-902.

Members: FABRICIO BLOISI ROCHA, Brazilian, married, entrepreneur, bearer of Identity Card (RG-SSP/BA) No. 800.7321-20, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 263.679.838-21, domiciled in the city of Osasco, state of São Paulo, at Avenida dos Autonomistas, 1496 A, Vila Yara, CEP 06020-902; **MILTON MALUHY FILHO**, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 27.462.284-1, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 252.026.488-80, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; **PAULO ANTUNES VERAS**, Brazilian, in Common-law marriage, engineer, bearer of Identity Card (RG-SSP/SP) No. 12.856.600-0, and enrolled with the Individual Taxpayer's Registry (CPF) under the No.

179.984.168-58, domiciled in the city and state of São Paulo at Alameda Vicente Pinzon, 54, Vila Olímpia, CEP 04547-130; **PEDRO MOREIRA SALLES**, Brazilian, married, banker, bearer of Identity Card (RG-SSP/SP) No. 19.979.952-0, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 551.222.567-72, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3500, Torre Norte, 4° andar, Itaim Bibi, CEP 04538-132; and **ROBERTO EGYDIO SETUBAL**, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 4.548.549-5, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 007.738.228-52, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3500, Torre Norte, 4° andar, Itaim Bibi, CEP 04538-132.

1.3. Also, it is recorded that the positions of the other Committees that report to the Board of Directors remained unchanged.

2. Finally, there are recorded the changes made to the Internal Charter of the Board of Directors and to the Internal Charter of the Board of Officers, in accordance with Attachments I and II, respectively.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted these minutes and, after they were read and approved by all, they were signed by the meeting attendees. São Paulo (SP), June 27, 2024. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barreto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Fabricio Bloisi Rocha, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes – Board members.

RENATO LULIA JACOB
Group Head of Corporate Strategy, Investor Relations and Corporate Development

ATTACHMENT I – INTERNAL CHARTER OF THE BOARD OF DIRECTORS

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 3530001023

INTERNAL CHARTER OF THE BOARD OF DIRECTORS

1. CHARTER - This Internal Charter ("Charter") shall govern the execution of the legal and statutory powers of the Board of Directors ("Board") of Itaú Unibanco Holding S.A. ("Company").

2. COMPOSITION - The Board shall have at least ten (10) and at the most fourteen (14) members, it being incumbent on the General Stockholders' Meeting which elected its members to initially establish the number of members to comprise this body during each term of office.

2.1. The Board of Directors will be composed of natural persons, elected by the General Stockholders' Meeting, and will have one (1) Chairman or two (2) Cochairmen and may have up to three (3) Vice–Chairmen chosen by the General Stockholders' Meeting, at the occasion of the election of the Board of Directors' members. In the event of a vacancy, absence or incapacity (a) of one Cochairman, the other Co-chairman shall assume all duties of the function, or (b) of the Chairman or the two (2) Co-chairmen, the Board of Directors shall indicate a substitute among its members.

2.2. The composition of the Board shall be evaluated annually to ensure the diversity and complementary nature of the competencies of its members pursuant to item 10 below.

3. BOARD COMMITTEES – In order to ensure the best contribution possible on the part of its Directors with respect to the various matters for which the Board has responsibility, the Board shall have the powers to approve the structure of the committees and sub-committees that shall report to it ("Committees").

4. ELECTION AND COMPOSITION OF THE COMMITTEES – At the same meeting pursuant to item 2.1 above, the members of the Committees already in existence shall be elected.

4.1. The following committees shall report to the Board: (i) Audit Committee; (ii) Capital and Risk Management Committee; (iii) People Committee; (iv) Appointments and Corporate Governance Committee; (v) Strategy Committee; (vi) Compensation Committee; (vii) Related Parties Committee; (viii) Environmental, Social and Climate Responsibility Committee; and (ix) Customer Experience Committee.

5. FUNCTIONS OF THE BOARD AND THE CHAIRMAN OR CO-CHAIRMEN OF THE BOARD - In general terms, the Board shall be responsible for defining the strategy of the

Company and of its controlled companies, examining matters of relevance to the Company, and effectively supervising its management to the benefit of stockholders' interests.

5.1. The Board shall carry out the activities within its powers as established in the Bylaws of the Company as approved in the General Stockholders' Meeting.

5.2. The Board shall establish the general guidance of the business of the Company, being responsible for considering matters included in the meetings' agenda, as decided by the Chairman/Co-chairmen of the Board, after receiving suggestions from the other Board members and the President of the Board of Officers.

5.3. Without prejudice to the legal and statutory requirements, the Board shall have as its purpose, in the election of the Board of Officers of the Company and of its controlled companies, where applicable, the composition of teams of officers aligned to the values of the Company, and with the ability to reconcile in a harmonious manner, the interests of the stockholders, managers and employees, as well as the company's social and environmental responsibilities in accordance with the legislation and ethical standards.

5.4. The Chairman/Co-chairmen of the Board shall be the highest representative of the interests of all the stockholders, promoting performance, ethics and corporate values. It is incumbent upon the Chairman/Co-chairmen of the Board in general lines (i) to coordinate the activities of the Board, determining the agenda and focusing on discussions on the future and strategic questions; (ii) to ensure that the Directors receive necessary information for making resolutions in a satisfactory manner; (iii) to retain and share with Directors and members of the Committees current knowledge on challenges and opportunities related to the global financial market; (iv) to guarantee that the performance of the Board, Directors and members of the Committees is evaluated with the purpose of improving the performance of their functions on an ongoing basis; (v) to facilitate the interaction of the members of the Board, advising them on the resolution of conflicts; (vi) based on the recommendations of the Appointments and Corporate Governance Committee, plan the Board members' succession.

6. MEETINGS - The Board shall hold ordinary meetings eight (8) times a year to be held according to the annual calendar set by its Chairman. 6.1. It is incumbent on the Chairman/Co-chairmen of the Board, at his/her discretion, to convene extraordinary meetings, including when so proposed by any member of the Board ("Director") or by the President of the Board of Officers.

6.2. For reasons of urgency, meetings may be held by means of conference call or video conference.

6.3. The Directors shall attend a minimum of seventy-five percent (75%) of the Board meetings held in each term of office.

6.4. Convening notices are waived for meetings where the full quorum of Directors is present.

6.5. The Chairman/Co-chairmen may, at his/her own discretion or upon the request of any Director, as the case may be, invite to the Board meetings any individual related to the Company or its controlled companies, or related outside consultants, to provide clarifications on matters pertaining to his/her responsibility or expertise.

6.6. The Board shall seek, whenever possible, to make decisions by consensus.

6.7. Notwithstanding the provision in the preceding item, Board resolutions shall be made by an absolute majority of the votes of the Directors.

6.8. The minutes of the meetings of the Board of Directors shall be clearly drafted and include the decisions made, the names of the people who attended the meeting, dissenting votes and abstentions.

6.9. The independent Directors may meet to examine specific matters of interest to the Company, such a meeting to be convened by the longest serving Director on the Board or, in the event of a tie, by the oldest Director, in either case, the said Director reporting the matters discussed and possible suggestions to the Chairman of the Board.

7. AGENDA AND SUPPORTING DOCUMENTATION - Whenever possible, the Chairman/Co-chairmen shall send to members of the Board, supporting documents of the matters to be discussed together with the agenda of each meeting at least five (5) business days prior to the said meeting to allow each Director to become adequately conversant with these matters and significantly collaborate on the discussions.

7.1. At the first ordinary meeting of each fiscal year, the President of the Board of Officers shall inform the Board of the annual budget approved by the Board of Officers, and, at the other ordinary meetings during the year, provide information on its execution.

7.2. Having duly informed the Chairman/Co-chairmen of the Board, any Director may request information and clarifications from an Officer of the Company, on a matter affecting the Board's prerogatives, as well as, if necessary, request an outside expert opinion, the cost of which to be borne by the Company, on a specific theme upon which it is incumbent on him to examine in his capacity as a member of the Board, passing on the information and documents obtained to the Chairman of the Board with enough time in advance to comply with the period provided for in item 7 above.

8. DUTIES – The members of the Board, in addition to complying with the legal duties inherent in the position, shall be guided in their conduct by high ethical standards, and encourage and comply with good corporate governance practices in the Company.

8.1. The Directors shall maintain rigorous confidentiality with respect to any material information related to the Company if still not officially disclosed to the market.

9. CONFLICT OF INTERESTS – The Directors shall conduct in an impartial manner, the following rules applying for preventing cases of conflict of interests.

9.1. Members of the Board may not participate in resolutions on matters in which their interests conflict with those of the Company. It is incumbent on each member to inform the Board on a conflict of interest as soon as the matter is included in the agenda or proposed by the Chairman of the Board and, in any case, prior to the beginning of any discussion on each item.

9.2. In the first meeting following their election, the Directors shall communicate to the Board: (a) the main activities their develop outside the Company, (b) their participation on the boards of other companies, pursuant to the limit established in item 9.2.1 below; and (c) their commercial relationship with companies of the Itaú Unibanco Conglomerate, including whether they provide services to these companies. This information shall be provided annually and whenever there is a new event that requires an update of this type of information:

9.2.1. The Directors may only sit on no more than four (4) boards of directors of companies that do not belong to the same economic conglomerate. For the purposes of this limit, the performance of this function in philanthropic entities, clubs or associations will not be considered. This limit may be exceeded upon approval of the Appointments and Corporate Governance Committee.

9.3. Should a member of the Board or company controlled or governed by him/her carry out a transaction with companies in the Itaú Unibanco Conglomerate, the following rules must be complied with: (a) the transaction must be carried out on an arm's length basis, (b) if it is not a routine transaction or a service provision, there must be reports issued by first-class entities proving that the transaction was carried out on an arm's length basis, and (c) the transaction must be reported and carried out by the Related Parties Committee, by the Ethics and Ombudsman Superintendence or by the usually proper channels in the Itaú Unibanco conglomerate in accordance to the rules and conditions in the Transactions with Related Parties Policy.

10. ANNUAL EVALUATION – An evaluation of the Board, its Chairman and the Committees shall be undertaken on an annual basis as well as a self-evaluation of the Directors. The Appointments and Corporate Governance Committee shall provide methodological and procedural support for the evaluation process.

11. TECHNICAL AND ADMINISTRATIVE SUPPORT – The work of the Board, which shall be recorded in minutes, shall have the technical and administrative support of the executive body of the Company.

12. CONTINGENCIES NOT COVERED BY THE CHARTER – Contingencies not covered by this Charter shall be resolved by the Chairman, ad referendum of the Board.

13. AMENDMENTS – This Charter may be amended by the Board, on the proposal of the Chairman or of any three (3) of its members.

ATTACHMENT II – INTERNAL CHARTER OF THE BOARD OF OFFICERS

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 3530001023

INTERNAL CHARTER OF THE BOARD OF OFFICERS

1. CHARTER – This Internal Charter ("Charter") governs the work of the Board of Officers of Itaú Unibanco Holding S.A. ("Company"), in line with and in addition to the legal and statutory provisions.

2. COMPOSITION - The Board of Officers will be made up of at least 5 (five) and at most 40 (forty) members, including the positions of Chief Executive Officer, and Officer, as determined by the Board of Directors when providing for these positions.

2.1. The Board of Directors will nominate for the Board of Officers professionals who can combine, harmoniously, the interests of the Company, its stockholders and employees, as well as the environmental and social responsibility of the Company, guided by legality and ethics.

2.2. In the event of the absence or impediment of any officer, the Board of Officers may choose the substitute officer from among its members. The Chief Executive Officer will be replaced, in their absences or impediments, by one Officer member of the Board of Officers nominated by them.

2.3. Should any position become vacant, the Board of Directors may nominate a substitute officer to complete the term of the replaced officer.

2.4. The officers will hold their offices for a term of one (1) year and they may be reelected, and they will stay in their positions until their replacements take office.

2.5. An officer who has already turned sixty-two (62) years of age on the date of the election may not be elected to take office as Chief Executive Officer and an officer who has already turned

sixty (60) years of age on the date of the election may not be elected to take the other offices on the Board of Officers.

3. EXECUTIVE COMMITTEE – The Executive Committee is the Company's executive body with maximum authority. The Board of Directors will define who hold the positions of Chief Executive Officer and the Officers members of the Board of Officers.

4. DUTIES OF THE BOARD OF DIRECTORS – The operational or executive duties related to the management and representation of the Company will be incumbent upon the Board of Officers elected by the Board of Directors.

4.1 The Chief Executive Officer will be responsible for supervising the current Board of Officers, structuring the Company's services and establishing internal and operational rules.

4.2. In compliance with the rules of the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission, the Board of Directors will nominate, from among the members of the Board of Officers, representatives with specific responsibilities for given activities, products or services before the authorities, stockholders and the general public.

4.3. The representation of the Company will take place under the terms provided for in the Bylaws.

5. DUTIES OF THE EXECUTIVE COMMITTEE - The Executive Committee will be specially responsible for: (i) implementing the guidelines proposed by the Company's Board of Directors; (ii) carrying out strategies related to the products and business developed by the Company; (iii) ensuring the best allocation and management of financial, operational and human resources; (iv) monitoring risks to which the Company may be exposed (market, credit, operating, image, etc.); and (v) leading the Company in the search for long-term value creation.

6. MEETINGS OF THE EXECUTIVE COMMITTEE - The Executive Committee will hold ordinary meetings on a weekly basis in accordance with the annual calendar established by the Chief Executive Officer.

6.1. It is incumbent upon the Chief Executive Officer, at their own discretion, to convene extraordinary meetings, including when they are proposed by any other member of the Executive Committee.

6.2. For reasons of urgency, the meetings may be held via telephone, video conference, telepresence, email or any other means of communication.

6.3. The Chief Executive Officer may, by their own initiative or upon the request of any member of the Executive Committee, invite to the meetings of the Executive Committee any management

members or employees of the Company or its controlled companies, or external consultants, to provide clarifications on matters of their expertise or specialization.

6.4. Notwithstanding the provision in the previous item, the resolutions of the Executive Committee will be made by the absolute majority of the votes of its members.

7. OBLIGATIONS - The members of the Board of Officers, in addition to observing the legal obligations inherent to the position, must base their conduct on high ethical standards, in addition to observing and stimulating good corporate governance practices in the Company.

8. CONFLICT OF INTERESTS – The officers must work on an exempt basis and, to prevent cases of conflict of interests, the rules below will apply.

8.1. The members of the Board of Officers may not make decisions related to certain matters with which their interests conflict with those of the Company. Every officer must abstain from discussing or getting involved with matters related to the conflicting matter.

8.2. Should the conflicted officer not bring the conflict forward, the officer who is aware of the abovementioned conflict must report it to the Chief Executive Officer.

9. ANNUAL ASSESSMENT – The members of the Board of Officers will be assessed on an annual basis, taking into consideration their performances, such as: financial, customer satisfaction, people management, targets crossed with other departments and alignment with the Company's culture.

10. OMITTED CASES - The cases omitted in this Charter will be resolved by the Board of Directors.

11. AMENDMENTS - This Charter may only be amended by the Board of Directors.